Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

November 10, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Chesapeake Energy Corporation Registration Statement on Form S-3 (Registration No. 333-260833)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chesapeake Energy Corporation, an Oklahoma corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-260833) (the “Registration Statement”), to 1:00 p.m., Washington, D.C. time, on November 12, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kevin M. Richardson at (713) 546-7415.

Thank you for your assistance in this matter.

Very truly yours,

Chesapeake Energy Corporation

By:	/s/ J. David Hershberger
J. David Hershberger
Corporate Governance and Securities Counsel

CC:	William N. Finnegan IV, Latham & Watkins LLP
Kevin M. Richardson, Latham & Watkins LLP